FAIRFAX News Release
Stock Symbol: FFH.SV (TSX); FFH (NYSE)
TORONTO, October 11, 2005
U.S. ATTORNEY’S OFFICE – CLARIFICATION
In response to certain published information incorrectly reporting Fairfax’s release of October 10, 2005, Fairfax advises that it understands that the U.S. attorney’s office for the Southern District of New York will review information that Fairfax provides to the SEC in response to SEC subpoenas, but that Fairfax has not been advised that it is the target of an investigation by that office. Fairfax confirms its October 10, 2005 release that it has not received a subpoena or other information request from the U.S. attorney’s office. Fairfax continues to cooperate with the SEC’s investigation.
Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact: Greg Taylor, Chief Financial Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946